Exhibit 99.1

Trina Solar Announces Results of 2015 Annual General Meeting of Shareholders
and Changes to the Board Committees Composition

CHANGZHOU, China, August 4, 2015—Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (“PV”) modules, solutions, and services, announced today that it held its 2015 annual general meeting of shareholders on August 4, 2015. Each of the proposals submitted for shareholder approval was approved.

Specifically, the shareholders approved:

1.              Re-election of Mr. Sean Shao as a director of the Company;

2.              Re-election of Mr. Zhiguo Zhu as a director of the Company; and

3.              Appointment of KPMG as an auditor of the Company to audit the accounts of the Company for the fiscal year ending December 31, 2015 and that the board of directors or the audit committee of the board of directors of the Company shall fix the fee for KPMG.

Mr. Jerome Corcoran and Mr. Henry Wai Kwan Chow have retired from the board of directors (the “Board”) of the Company, effective from August 4, 2015.  The Board has approved the following changes to the composition of its audit, compensation and corporate governance and nominating committees, each of which will be effective from August 4, 2015:

1.              the audit committee will consist of Mr. Sean Shao, Mr. Liping Qiu and Mr. Qian Zhao, and Mr. Shao has been appointed chairman;

2.              the compensation committee will consist of Mr. Qian Zhao, Dr. Yeung Kwok On and Mr. Liping Qiu, and Mr. Zhao will remain as chairman; and

3.              the corporate governance and nominating committee will consist of Dr. Yeung Kwok On, Mr. Qian Zhao and Mr. Sean Shao, and Dr. Yeung will remain as chairman.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a global leader in PV modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The company’s industry-leading position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

For further information, please contact:

Trina Solar Limited	Christensen IR
Teresa Tan, CFO (Changzhou)	Linda Bergkamp
Email: teresa.tan@trinasolar.com	Phone: +1 480 614 3014 (US)
Email: lbergkamp@ChristensenIR.com
Yvonne Young
Investor Relations Director
Email: ir@trinasolar.com